UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42373

Gelteq Limited

(Registrant’s Name)

Level 19

644 Chapel Street

South Yarra VIC, 3141
Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On May 7, 2026, Gelteq Limited (the “Company”) entered into a securities purchase agreement (the “Agreement”) with an institutional investor (the “Investor”). The Agreement provides for debt financing in an aggregate principal amount of up to $3.5 million under two tranches. At the initial closing date (“Closing Date”), the Investor funded an initial tranche of $1.0 million (net of original issue discount of $150,000) (the “Initial Funding”) to the Company pursuant to of a convertible promissory note issued by the Company in the principal amount of $1,165,000 (the “Initial Note”) to the Investor in a private placement.

The Initial Note accrues interest at a rate of 7% per annum and has a maturity date of eighteen months from the issuance date of the Note, unless earlier prepaid, accelerated or redeemed in accordance with its terms prior to such date. Beginning six months from the Closing Date, the Initial Note will be redeemable (subject to certain monthly dollar limits) for Ordinary Shares or cash, at the election of the Investor, at a conversion price equal to 93% of the lowest daily volume weighted average price during the five trading days preceding the applicable measurement date, subject to certain adjustments (the “Conversion Price”); provided that the Conversion Price will not be reduced below $0.50. In addition, beginning six months from the Closing Date, in the event the Ordinary Shares trade at a price that is at least 15% greater than the lowest closing trade price of the Ordinary Shares on any of the preceding five trading days, all or any portion of the outstanding balance under the Initial Note is convertible into Ordinary Shares at the election of the Investor.

The Company has the right to prepay the outstanding balance under the Initial Note after providing ten trading days prior written notice to the Investor. If the Company exercises its right to prepay the Initial Note, the Company will pay the Investor 110% of the outstanding balance under the Initial Note that the Company elects to prepay.

At any time following the occurrence of a Major Trigger Event or Minor Trigger Event, each as defined in the Initial Note, the Investor may, upon prior written notice to the Company, increase the outstanding balance of the Initial Note by 15% for each occurrence of any Major Trigger Event and 5% for each occurrence of any Minor Trigger Event (the “Trigger Effect”), provided that the Trigger Effect may only be applied three times with respect to Major Trigger Events and three times with respect to Minor Trigger Events.

If the Company fails to cure a Trigger Event within five trading days following the date of a written demand notice by the Investor, the Trigger Event will automatically become an Event of Default, as defined in the Initial Note. Upon the occurrence of an Event of Default, the Investor may accelerate the Initial Note by written notice to the Company, with the outstanding balance of the Initial Note becoming immediately due and payable in cash, and interest shall accrue on the outstanding balance of the Initial Note beginning on the date the applicable Event of Default occurred at an interest rate equal to 15% per annum.

Pursuant to the Agreement, the Investor will fund an additional $2.5 million (net of original issue discount of $375,000) pursuant to a convertible promissory note issued by the Company to the Investor in the principal amount of $2.875 million (the “Second Note”), subject to: (i) receipt by the Company of shareholder approval of the transactions contemplated by the Agreement (the “Shareholder Approval”) and (ii) no Trigger Event (as defined in the Initial Note) has occurred. In the event the Shareholder Approval is not obtained, the Company will seek the Shareholder Approval every 60 days thereafter until the Shareholder Approval is obtained. The Second Note, when issued, will have substantially the same terms as the Initial Note.

The foregoing summary of the Agreement and the Initial Note are not complete and are subject to, and are qualified in their entirety by reference to, the full text of the forms of such documents, which are filed as exhibits hereto and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
4.1	Convertible Promissory Note, dated May 7, 2026, by and between the Company and the Investor

10.1	Securities Purchase Agreement, dated May 7, 2026, by and between the Company and the Investor

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gelteq Limited

By:	/s/ Nathan Givoni
Name:	Nathan Givoni
Title:	Chief Executive Officer

Date: May 26, 2026

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